UNITED STATES DISTRICT COURT
DISTRICT OF COLORADO

JOAN OBESLO, ROYCE HORTON &
DANIEL FISHER, on behalf of GREAT-
WEST FUNDS, INC.,

Case No. _____

Plaintiffs,

v.

COMPLAINT

JURY TRIAL DEMANDED

GREAT-WEST CAPITAL
MANAGEMENT, LLC

Defendant.

COMPLAINT

1. Plaintiffs Joan Obeslo, Royce Horton and Daniel Fisher bring this action on behalf of and for the benefit of themselves and all other shareholders of Great-West Funds, Inc. Plaintiffs bring this action to recover the excessive and unlawful investment advisory fees paid in violation of Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), as well as lost profits and other actual damages caused to shareholders of each series of shares issued by Great-West Funds, Inc.

2. Great-West Funds, Inc. is a registered, open-end investment management company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4. Great-West Funds, Inc. has issued 63 series of shares, each series of which it describes as a "Fund".

3. Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on investment advisors] with respect to the receipt of compensation for services." 15 U.S.C. §80-a(35)(B).

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4.   Great-West Capital Management, LLC ("Defendant") hires sub-advisers that actually do the work of investment management for the funds, yet Great-West itself keeps the vast majority of the fees for doing minimal work. Thus, Great-West collects excessive and unreasonable fees at the expense of all shareholders. The fees Defendant keeps for investment management are vastly disproportionate to the services it actually renders to the Funds. Further, Defendant has not appropriately shared the economies of scale or collateral benefits with the Funds. Additionally, the mark-up retained by Defendant is greatly disproportionate to the low-quality of the investment management services provided and the poor investment performance experienced by the Funds under Defendant's management. Finally, the Board of Directors that oversees the Funds did not negotiate the management fees charged by Defendant in an arm's-length transaction, allowing Defendant to set excessively high fees for the Funds. As a result, shareholders have sustained millions of dollars in damages due to the excessive management fees paid to Defendant.

Great-West Funds, Inc.

5.   Great-West Funds, Inc. is a Maryland corporation with its principal place of business in Colorado. Great-West Funds Inc. was incorporated in 1981 and commenced business as an investment company in 1982. Until September 24, 2012, Great-West Funds, Inc. was known as Maxim Series Fund, Inc.

6.   Great-West Funds, Inc. is a registered, open-end investment management company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4.

7.   Shares of the Funds are made available through insurance company separate accounts to fund variable annuity contracts and variable life insurance policies issued by subsidiaries of Great-West Life & Annuity Insurance Company, custodians or trustees of individual retirement accounts, qualified retirement plans, and college savings programs.

8.   Great-West Funds, Inc. is governed by a Board of Directors consisting of: Gail H. Klapper, Stephen G. McConahey, Donna L. Lynne, and Robert K. Shaw. Shaw is an Interested Directors because he are executives of Great-West Life & Annuity Insurance Company or its affiliates. Klapper is an attorney at the Klapper Law Firm in Denver, Colorado. McConahey also is based in Colorado and is involved in securities at SGM LLC, Iron Gate Capital, and others. Donna L. Lynne is an executive vice president and group president at Kaiser Foundation Hospitals in Denver, Colorado. The Board of Directors oversee all 63 Funds. In 2014, the annual compensation for Ms. Klapper and Mr. McConahey was $97,500. Ms. Lynne was compensated $86,125, as she did not join the Board until March 3, 2014.

9.   As of December 31, 2014, none of the directors owned beneficially any share of the Funds.

Plaintiffs

10.   Plaintiff Joan Obeslo resides in Littleton, Colorado, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West S&P 500 Index Fund L. Within the statutory period she also invested in the Great-West S&P Small-Cap 600 Index Fund L. These investments are held in a traditional IRA overseen by Empower Retirement.

11.   Plaintiff Royce Horton resides in Winder, Georgia, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through his investments in the Gwinnett County Retirement Program. He has invested and continues to invest in the Great-West Aggressive Profile II Fund. Prior to January 9, 2016, Plaintiff Horton invested in the Great-West Aggressive Profile I Fund. As indicated below, the two Profile funds are the same investment, but with a different fee structure. Plaintiff Horton was switched from the Profile I to the Profile II Fund as a result in his retirement plan's decision to change to the cheaper Profile II Fund and to move his shares from Profile I to Profile II.

12.   Plaintiff Daniel Fisher resides in Peachtree Corners, Georgia, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through his investments in the Gwinnett County Retirement Program. He has invested and continues to invest in the Great-West Aggressive Profile II Fund, the Great-West Moderately Aggressive Profile II Fund, and the Great-West Moderate

Profile II Fund. Prior to January 9, 2016, Plaintiff Fisher invested in the Great-West Aggressive Profile I Fund, the Great-West Moderately Aggressive Profile I Fund, and the Great-West Moderate Profile I Fund.

13.   The Gwinnett County Retirement Program is administered by Empower Retirement.

14.   Empower Retirement is a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, presenting itself as an advocate for individual investors when, in reality, it is a front for selling Great-West products.

Great-West Capital Management, LLC

15.   Defendant Great-West Capital Management, LLC is a limited liability company organized under the laws of Colorado. It maintains its principal place of business in Colorado at the same address as Great-West Funds, Inc. It is wholly owned by Great-West Life & Annuity Insurance Company, which is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company.

16.   Defendant was formerly Maxim Capital Management, LLC, doing business as GW Capital Management, Inc.

17.   Defendant is a registered investment advisor under the Investment Advisors Act. Defendant is the investment advisor of all the Funds under the terms of a single Investment Advisory Agreement dated May 1, 2015.

18.   Of the $30 billion in assets that Defendant have under management, over three-quarters are invested in Great-West Funds.

19.   Defendant receives an annual fee from each Fund offered by Great-West Funds, Inc. Under Investment Company Act §36(b), Defendant owes a fiduciary duty to the Funds with respect to the investment advisory fees paid by each such Fund. Defendant, however, has breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

Great-West Capital Management's Investment Advisory Agreement

20.   All 63 Funds are managed pursuant to a single Investment Advisory Agreement.

21.   Under the terms of the Investment Advisory Agreement, Defendant contracted to perform the following services for all Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the Funds;

(b) consult with the Board of Directors and furnish to the Board of Directors recommendations with respect to an overall investment plan for approval, modification, or rejection by the Board of Directors;

(c) seek out, present, and recommend specific investment opportunities, consistent with any overall investment plan approved by the Board of Directors;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board of Directors, including making and carrying out decisions to acquire or dispose of permissible investments, management of

investments and any other property of the Funds, and providing or obtaining

such services as may be necessary in managing, acquiring, or disposing of

investments;

(e) regularly report to the Board of Directors with respect to the

implementation of any approved overall investment plan and any other activities

in connection with management of the assets of the Funds;

(f) maintain all required accounts, records, memoranda, instructions, or

authorizations relating to the acquisition or disposition of investments for the

Funds; and

(g) determine the net asset value of the Funds as required by applicable law.

22.   For these services, Defendant receives an asset-based fee calculated as

a percentage of daily assets under management that varies by fund from 10 basis

points (bps) to 105 bps. One basis point is equal to 0.01% of the assets. The

Investment Advisory Agreement provides no breakpoints by which this asset-based

fee decreases at certain asset levels, except for the Great-West Multi-Manager

Large Cap Growth Fund, from which Defendant receives a fee of 65 bps up to $1

billion assets under management and 60 bps of assets under management beyond

$1 billion.

23.   Breakpoints for investment advisory fees beginning at $100 million are

common among investment companies and advisors.

24.   Rather than actually managing the assets in each fund, Defendant hires sub-advisers to manage nearly all assets.

25.   Most of the sub-advisers, whom Defendant pays from its fee, do offer declining rate fee schedules based on size of assets, which is common in the market. Shockingly, Defendant did not offer declining rate fee schedules even though the sub-advisors for the Funds do. As a result, when assets in the Funds increases, Defendant does not just receive the same percentage fee, but actually keeps a far higher percentage fee because Defendant pays the sub-advisor less and less as assets increase. The result is Defendant's fees become increasingly excessive as assets increase — the opposite result from both logical evaluations of the services provided and from what is seen when investment management fees are bargained for at arm's length.

JURISDICTION AND VENUE

26.   This Court has jurisdiction of the claims under 15 U.S.C. §§80a-35(b)(5), 80a-43, and 28 U.S.C. §1331.

27.   Venue is proper in this judicial district under 15 U.S.C. §80a-42 and 28 U.S.C. §1391 because Defendant is an inhabitant of this district, maintains an office in this district, and/or transaction business in this district, and because certain of the acts and transactions giving rise to Plaintiff's claims occurred in this district.

THE FUNDS

28.   Great-West Funds, Inc. has issued 63 series of shares, each series of which it describes as a "Fund".

Great-West Asset Allocation Funds

29.   Great-West issues various "asset allocation" funds, which invest all or virtually all of their assets in other Great-West issued Funds. Defendant is thus the manager of the asset allocation funds and the manager of the funds in which it invests. The Board of Directors is also identical between these funds.

30.   The asset allocation funds charge multiple layers of fees to Defendant, despite Defendant doing little other than invest the asset allocation funds in other funds managed by Defendant. Thus, it charges fees on top of fees for choosing itself, a direct conflict of interest.

31.   These asset allocation funds come in three families, the Lifetime Target Date Funds, the Great-West SecureFoundation Funds, and the Profile Funds.

32.   Funds called Lifetime Funds are target date retirement mutual funds that invest in other mutual funds and are putatively tailored for investors planning to retire in or near a specified year and to withdraw amounts from the Fund gradually after the specified year. Great-West issues Lifetime Funds for the specified retirement years of 2015, 2025, 2035, 2045, and 2055 in 3 types of

allocation strategies (I–conservative, II–moderate, III–aggressive) and in 3 share classes (T, T1, and L).

33.   As with other target date funds, each of the Lifetime Funds have a specified mix of allocations to different investment categories on a "glide path" that generally increases allocation to fixed income and other conservative investments as the Fund approaches its specified year.

34.   Defendant is the investment advisor for all Lifetime Funds, receiving a fee of 12 bps of assets under management for selecting the funds in which each Lifetime Fund will invest.

35.   For the past 5 years alone, Defendant has consistently invested most of the assets of the Lifetime Funds in other Great-West Funds for which Defendant also is the investment adviser. Thus, Defendant is charging a fee of 12 bps for the service of selecting itself to manage the underlying investments of the Lifetime Funds, while also receiving another layer of fees in each of its underlying funds which it selects. The top 15 mutual funds by percentage of Lifetime Fund assets over the past five years have consistently been other Great-West Funds managed by Defendant.

36.   In addition to the 12 basis point management fee, the Lifetime Funds are also charged a 35 bp administrative services fee (except for the Institutional Share Class). In addition to that, the Acquired Fund Fees (fees charged for the

management and administration of the underlying investments of the asset allocation funds) set out a third layer of fees which range from 40 to 51 bps.

37.   As with the Lifetime Funds, the SecureFoundation Funds, representing nine of the 63 funds of Great-West Funds, Inc., provide an asset allocation strategy designed to meet certain investment goals based on an investor's investment horizon (such as projected retirement date) and personal objectives. Here too, each fund is a "fund-of-funds" — with fees on fees — that pursues its investment objective by investing in other mutual funds and in a fixed interest contract issued and guaranteed by GWL&A.

38.   The SecureFoundation funds come in four share classes, Institutional Class, and classes G, G1 and L.

39.   The management fee in all classes is, as with the target date funds, 12 bps, except that the Great-West SecureFoundation Balanced Fund management fee is 10 bps. In addition, the Acquired Fund Fees, which are identical among the share classes, range from 21 to 26 bps across the different target dates offered. All share classes except the institutional class also charge a third layer of fees of 35 bps as an Administrative Services Fee.

40.   As with the target date funds, the SecureFoundation Funds consistently invest the vast majority — *over 95%* — of their assets in other mutual funds managed by Defendant. Again, Defendant is charging shareholders for selecting itself.

41.   The Profile I and Profile II Funds, are also asset allocation funds that operate as a fund-of-funds, investing *all* of their assets in other mutual funds of Great-West Funds, Inc. managed by Defendant.

42.   Each of the Profile I Funds charges a Management Fee of 25 bps and each of the Profile II Funds charges a management fee of 10 bps. All but the Institutional Class of each fund also charge a 35 bp Administrative Services Fee. A third level of fees, the acquired fund fees, are identical among the share classes of each fund and range from 45 to 73 bps for both the Profile I and Profile II Funds depending on how conservative or aggressive the Fund is designed to be.

43.   Despite paying management fees 250% higher, the Profile I Fund is managed identically to its corresponding Profile II Fund. For example, the Great-West Conservative Profile I Fund and the Great-West Conservative Profile II Fund invest in the same 18 Great-West mutual funds in nearly identical percentages. Both allocate identically among those 18 funds and have just under 48% of their assets spread among 6 Great-West bond funds and just under 30% of their assets spread among the same 12 Great-West equity funds. Both also have just over 22% of their assets in the Great-West Life & Annuity Contract. The Profile I and Profile II Funds also consist of similar funds in their Moderately Conservative, Moderate, Moderately Aggressive, and Aggressive versions.

44.   The underlying Great-West Funds managed by Defendant within the Profile Funds include the Great-West Federated Bond, Great-West Loomis Sayles

Bond, Great-West Putnam High Yield Bond, Great-West Short Duration Bond

Fund, Great-West Templeton Global Bond Fund, Great-West U.S. Government

Mortgage Securities Fund, Great-West American Century Growth Fund, Great-

West Goldman Sachs Mid Cap Value Fund, Great-West Invesco Small Cap Value

Fund, Great-West MFS International Growth Fund, Great-West MFS International

Value Fund, Great-West Multi-Manager Large Cap Growth Fund, Great-West

Putnam Equity Income Fund, Great-West Real Estate Index Fund, Great-West

Small Cap Growth Fund, Great-West T.Rowe Price Equity Income Fund, Great-

West T-Rowe Price Mid Cap Growth Fund, Great-West Life & Annuity Contract

45.   Each Profile Fund has the same investment objectives and policies as

the corresponding Profile II fund.

46.   Thus, the Profile I Funds exist solely to provide additional excessive

management fees to Defendant, as without separate funds such fee spikes would be

prohibited under 17 CFR 270.18f-3(a)(1)(iii) and the 25 bp management fee would

have to be reduced to 10 bps as it is in the identically managed Profile II Funds.

47.   These much higher management fees provide no benefit to the Profile

funds, their investors, or the other of Defendant's shareholders, and deny the

shareholders the benefit of the economies of scale which would have been available

had the Profile Funds been combined or had Defendant charged the same

investment management fee for the same services in the Profile I Funds as it did for the Profile II Funds. Meanwhile, both the Profile I and II Funds continue to charge excessive and unnecessary fees, both at this top level and the underlying fee levels.

48.   The Profile Funds, Lifetime Fund, SecureFoundation Balanced Fund, and SecureFoundation Lifetime Funds are managed by Defendant's asset Allocation Committee of Catherine Tocher, S. Mark Corbett, David McLeod, Jonathan Kreider, Thone Gdovin and Andrew Corwin.

49.   In part because of the excessively high fees and poor asset allocation decisions, the asset allocation funds have underperformed their stated benchmarks, including the Morningstar universe of their peers.

50.   As shown in paragraphs 57–73, these underlying funds are poor performers with fees vastly higher than comparable competing funds. Also, the Great-West asset allocation funds, including the Lifetime Funds, represent the great majority of the investment dollars in many of the underlying component funds. For example, the asset allocation funds represent 93% of all money invested in the Great-West Putnam High Yield Bond Fund, 87% of the Great-West Federated Bond Fund, 83% of the Great-West Multi-Manager Large Cap Growth Fund, 81% of the Great-West Putnam Equity Income Fund, 79% of the Great-West Goldman Sachs Mid Cap Value Fund, 78% of the Great-West International Index Fund, 77% of the Great-West MFS International Growth Fund, 73% of the Great-West Real Estate Index Fund, 71% of the Great-West Invesco Small Cap Value Fund, 65% of the Great-West Bond Index Fund, 64% of the Great-West S&P Mid Cap 400 Index

Fund, 62% of the Great-West MFS International Value Fund, 55% of the Great-West American Century Growth Fund and 37% of the Great West S&P 500 Index Fund.

The Great-West Index Funds

51.   All of the asset allocation funds, except for the Profile Funds, invest in the Great-West S&P 500® Index Fund as well as the Great-West International Index Fund, Great-West S&P Mid Cap 400 Index® Fund, and Great-West S&P Small Cap 600® Index Fund in varying amounts.

52.   Besides picking these index funds as underlying component funds in the asset allocation funds, Defendant is also the investment adviser for Great-West index funds including the S&P 500® Index Fund, receiving a management fee of 25 bps of assets under management in that Fund. Defendant, however, has delegated virtually all investment advisory services for the Great-West S&P 500® Index Fund (as well as the Great-West Stock Index Fund, the Great-West S&P Small Cap 600® Index Fund, Great-West S&P Mid Cap 400® Index Fund, and Great-West International Index Fund, referred to as the Portfolios) to Mellon Capital Management Corporation under the terms of a Sub-Advisory Agreement. Specifically, Defendant delegated the following advisor functions for the Great-West S&P 500® Index Fund and the Portfolios generally to Mellon Capital Management Corporation:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial relevant to the investment policies of the Portfolios;

(b) consult with the Adviser and with the Board and furnish to the Adviser and the Board recommendations with respect to an overall investment plan for the Portfolios for approval, modification, or rejection by the Board;

(c) seek out specific investment opportunities for the Portfolios consistent with an overall investment plan approved by the Adviser and the Board;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board for the Portfolios including making and carrying out decisions to acquire or dispose of permissible investments as set forth in the Fund's Registration Statement, management of investments and any other property of the Portfolios and providing or obtaining such services as may be necessary in managing, acquiring or disposing of investments, consulting as appropriate with the Adviser;

(e) regularly report to the Adviser and the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Portfolios;

(f) communicate as appropriate to the Adviser adequate and timely information on investment related activity within the Portfolios, including, but not limited to purchases, sales and contractual commitments;

(g) arrange with the applicable broker or dealer at the time of the purchase or sale of investments or other assets of the Portfolios for the appropriate delivery of the investment or other asset;

(h) report monthly in writing to the Adviser and report at least annually in person to the Board with respect to the implementation of the approved investment plan and any other activities in connection with management of the assets of the Portfolios;

(i) maintain all records, memoranda, instructions or authorizations relating to the acquisition or disposition of investments or other assets of the Portfolios required to be maintained by Sub-adviser;

(j) arrange with the Adviser an administrative process which permits the Adviser to appropriately reflect in its daily determination of unit values, the transactions, positions and obligations of the Portfolios resulting from the investment management services provided to the Portfolios;

(k) vote all shares held by the Portfolios.

53.   By the Sub-Advisory Agreement, then, Defendant delegated to Mellon Capital Management Corporation virtually *all* of its investment adviser functions with respect to the Great-West S&P 500® Index Fund, as well as the Great-West Stock Index Fund, Great-West S&P Small Cap 600® Index Fund, Great-West S&P Mid Cap 400® Index Fund, and Great-West International Index Fund, except merely recordkeeping the required accounts relating to the acquisition or

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disposition of investments for the Funds and determining the net asset value of the Funds. Even there, Mellon Capital Management Corporation is obligated to arrange with Defendant an administrative process for allowing Defendant to determine net asset value of the Funds.

54.   Index funds require very little investment management and no investment research, since they are designed to be infrequently traded mimics of an index of securities. Thus, no research is required regarding specific stocks. Consequently, the expenses for such funds should be minimal, as shown in the Sub-Advisory Agreement fees for the Mellon Capital Management Corporation Funds. Likewise, the adviser fees for the adviser who hires the sub-adviser also should be very low because the performance of the sub-advisor can be easily monitored by comparing returns to the index the sub-advisor is instructed to track. Because index funds invest in the exact same investments, they are commodity products for which the investment management and other fees are the primary factors in investment performance. In other words, prudent investors choose the lowest cost index fund they can find, since the difference in performance among index funds primarily is the difference in fees and since the nature and extent of the services required are identical.

55.   Although Mellon Capital Management Corporation performs virtually all of the investment advisory work for the Great-West Stock Index Fund, Great-West S&P Small Cap 600® Index Fund, Great-West S&P Mid Cap 400® Index

Fund, Great-West S&P 500® Index Fund, and Great-West International Index

Fund, Defendant receives far more in fees than Mellon Capital Management

Corporation. Defendant receives a minimum of 25 bps on all assets under

management in the Great-West Stock Index Fund, Great-West S&P Small Cap

600® Index Fund, Great-West S&P Mid Cap 400® Index Fund, Great-West S&P

500® Index Fund, and Great-West International Index Fund.[1] From that fee,

Defendant pays Mellon Capital Management Corporation the following fees:

Fund	Fee (bps)
Great-West S&P 500® Index Fund	2
Great-West S&P Small Cap 600® Index Fund	2
Great-West Stock Index Fund	2
Great-West S&P Mid Cap 400® Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West International Index Fund	3.5 on the first $500 million 2 on all assets > $500 million

56.   Under these terms of the Investment Advisory Agreement and Great-

West's Sub-Advisory Agreement with Mellon, in 2014, the Funds paid the following

fees:

Fund	Payments to GWCM	Payments to Mellon Capital Management	Percent of fee to GWCM
Great-West International Index	$4,083,809	$191,615	95%
Great-West S&P 500 Index	$12,128,342	$404,323	96%
Great-West S&P Mid Cap 400 index	$3,062,478	$174,958	94%

[1] Defendant also receives another layer of fees, a 35 bps administrative fee, from all but the institutional share class of those funds.

Great-West S&P Small Cap 600 Index	$4,231,631	$140,987	96%
Great-West Stock Index	$1,828,235	$60,911	96%
Total	$25,334,495	$972,794	96%

In other words, Defendant receives **over 26 times** more in fees than Mellon Capital Management Corporation receives, even though Defendant performs virtually none of the investment adviser work for those Funds.

57.   Compounding the egregiously excessive fees charged by Defendant, Defendant's investment management and oversight of Mellon has resulted in each of these funds consistently performing poorly compared to both their benchmarks and their peers in the marketplace. Thus, the excessive fees are not justified by the Defendant's performance as manager or ability to select quality sub-advisers.

58.   For example, the stated goal of the Great-West S&P 500 Index® Fund is simply to track the total return of the common stocks in the S&P500 Index®, which can be simply done by mirroring the index's investments. The fund has consistently failed to meet that objective. The Board-approved fee for the institutional share class of that Fund, the cheapest offered by Great-West, is 25 bps, yet the cheapest share class offered underperformed the S&P 500 Index by 44 bps in 2015, 69 bps in 2014, 76 bps in 2013, 59 bps in 2012, 63 bps in 2011 and 69 bps in 2010.

59.   Comparable management fees in the marketplace are far lower for managers of S&P 500 Index funds requiring the same services as those that Defendant provides. These alternative managers also have better histories of tracking the total return of the S&P 500 Index. For example, Vanguard pays its manager 4 bps (*less than one-sixth* Great-West's fees). The Vanguard S&P 500 fund has outperformed Great-West's by over 50 bps per year over the past 5 years. Fidelity pays a management fee of 4 bps and has also outperformed Great-West by over 50 bps per year over the past 5 years. BlackRock pays its manager 4 bps and has outperformed Great-West by over 40 bps per year over the past 5 years. Schwab pays a management fee of 6 bps and has outperformed Great-West by over 50 bps per year over the past 5 years.

60.   Even managers who also use Mellon as the sub-adviser charge lower fees and better replicate the returns of the S&P 500 Index. For example, the Dreyfus S&P 500 Index mutual fund is also sub-advised by Mellon but has a lower investment management fee than Great-West's and has outperformed the Great-West S&P Index Fund over the past five years.

61.   Further, Great West Financial Services, also a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, offers its clients, such as the City of Los Angeles Deferred Compensation Plan, an S&P 500 Index investment for a fee of 2 bps, *less than one-tenth* of the management fee charged by the Defendant. It too has outperformed the Great-West S&P Index Fund.

Accordingly, even other Great-West entities recognize their fiduciary obligation to avoid Defendant's excessive and unreasonable fees.

62.   If the Board actually considered the nature, extent, and quality of the services provided to the Index Funds by Defendant, it would not have approved the egregiously excessive fees. Great-West performs no valuable services above and beyond those provided by the sub-adviser, but charges a fee that is 5–12 times higher than what is charged by other S&P 500 Index managers, including Great-West Financial Services and 26 times higher than what is paid to Mellon to sub-advise the Fund. The quality of the very limited services is clearly inferior based on Great-West's track record of underperforming peer managers with identical investment objectives by 35–60 bps, producing millions of dollars of losses.

63.   The poor performance is evident in each one of the index funds.

Fund (cheapest share class)	2015 Performance	Performance of Benchmark Index	Amount of Underperformance
Great-West International Index	-0.96%	-0.81%	15 bps
Great-West S&P 500 Index	0.94%	1.38%	44 bps
Great-West S&P Mid Cap 400 Index	-2.55%	-2.18%	37 bps
Great-West S&P Small Cap 600 Index	-2.28%	-1.97%	31 bps
Great-West Stock Index	0.56%	1.38%	82 bps

64.   This underperformance has been consistent and long-standing. For example, the poor performance in 2014 was:

Fund (cheapest share class)	Performance In 2014	Performance of Benchmark Index	Amount of Underperformance
Great-West International Index	-6.19%	-4.90	129 bps
Great-West S&P 500 Index	13.00%	13.69%	69 bps
Great-West S&P Mid Cap 400 index	9.21%	9.77%	56 bps
Great-West S&P Small Cap 600 Index	5.20%	5.76%	56 bps
Great-West Stock Index	12.76%	13.35%	59 bps

65.   For each index fund, better performing managers charge lower fees when tracking the identical index.

66.   For example, Northern Trust (NOINX) charges a total management fee of 20 bps — 43% less than Defendant charges for the Great-West International Index Fund. Both managers seek to track the returns of the MSCI EAFE Index. The Northern Trust International Equity Index Fund matched the index more closely and outperformed the cheapest institutional share class of the Great-West International Index Fund every year since the inception of the Great-West International Index Fund.

67.   Likewise, Vanguard's S&P Mid-Cap 400 Index Fund (VSPMX) charges management fees of 5 bps and outperformed the Great-West S&P Mid Cap 400 Index Fund in 2014 by 51 bps, falling only 5 bps shy of matching the S&P Mid Cap

400 Index. In 2015, the Great-West Fund underperformed Vanguard's by an additional 32 bps and Vanguard's Mid-Cap 400 Index Fund has outperformed the cheapest institutional share class of the Great-West S&P Mid Cap 400 Index Fund each of the past 4 years, with an average underperformance of over 55 bps.

68.   The Vanguard S&P Small Cap 600 Index Fund (VSMSX) charges management fees of 2 bps and outperformed the Great-West S&P Small Cap 600 Index Fund in 2014 by 49 bps, falling only 7 bps shy of the S&P Small Cap 600 Index. In 2015, that underperformance continued, with the Great-West Fund underperforming the Vanguard fund with the identical investment mandate by 28 bps. The Great-West Fund underperformed Vanguard's each of the last five years, with and average underperformance of over 45 bps.

69.   The Great-West Stock Index Fund seeks to track the total return of the common stocks that comprise the S&P 500 Index and the S&P Mid-Cap 400 Index, weighted according to their pro rata share of the market. At 25 bps, its management fee is also significantly more than other domestic equity index managers, including Vanguard, Fidelity, Schwab and Northern Trust.

70.   For these reasons, the Index Funds have been consistently criticized. In fact, the Great-West S&P 500 Index Fund was even called the *Worst Mutual Fund in America* by Michael Johnston, the COO of Poseidon Financial.[2] However, it continues to not only have its fees approved by the Board, but also be approved by

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[2] http://fundreference.com/articles/2015/1000668/the-worst-mutual-fund-in-the-world/

that same Board for inclusion as one of the largest investments for the asset allocation funds.

The Great-West Actively Managed Funds

71.   Defendant also receives vastly more than the sub-advisers of each of its actively managed funds. The table below compares the management fees received by Defendant in 2014[3] compared to the sub-advisory fees paid in each fund:

Fund	Payments to GWCM	Payments to Sub-Advisers	Sub-Adviser	GWCM Fee as Percentage of Sub-Adviser's Fee
Great-West American Century Growth	$5,071,924	$1,621,067	American Century Investment Management, Inc.	213%
Great-West Ariel Mid-Cap Value	$1,280,024	$528,816	Ariel Investments, LLC	142%
Great-West Federated Bond	$3,211,076	$538,776	Federated Investment Management Company	496%
Great-West Goldman Sachs Mid Cap Value	$6,955,756	$1,996,236	Goldman Sachs Asset Management, L.P.	248%

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[3] The September 8, 2015 Statement of Additional Information is the most recently filed Statement of Additional Information and reports these 2014 numbers. Upon information and belief, the proportion of fees retained by Great-West and those paid to sub-advisers has not changed materially since 2014.

Great-West Invesco Small Cap Value	$1,012,946	$361,424	Invesco Advisors, LLC	180%
Great-West Loomis Sayles Bond	$7,038,157	$2,345,229	Loomis, Sayles & Company, L.P.	200%
Great-West Loomis Sayles Small Cap Value	$2,522,841	$873,407	Loomis, Sayles & Company, L.P.	189%
Great-West MFS International Growth	$3,704,674	$1,079,631	Massachusetts Financial Services Company	243%
Great-West MFS International Value	$6,524,498	$2,609,659	Massachusetts Financial Services Company	150%
Great-West Multi-Manager Large Cap Growth	$3,342,321	$1,086,830	J.P. Morgan Investment Management Inc.; Lord, Abbott & Co. LLC; Pioneer Investment Management, Inc.	208%
Great-West Putnam Equity Income	$5,969,993	$2,002,233	Putnam Investment Management, LLC	198%
Great-West Putnam High Yield Bond	$3,235,435	$1,029,240	Putnam Investment Management, LLC	214%

Great-West Real Estate Index	$2,154,400	$204,854	Geode Capital Management, LLC	952%
Great-West Small Cap Growth	$854,628	$359,281	Sivant Capital Management LLC	138%
Great-West T.Rowe Price Equity Income	$7,499,603	$2,862,097	T.Rowe Price Associates, Inc.	162%
Great-West T.Rowe Price Mid Cap Growth	$8,358,387	$4,175,935	T.Rowe Price Associates, Inc.	100%
Great-West Templeton Global Bond	$4,855,056	$1,033,115	Franklin Advisors, Inc.	370%
Total	$73,591,719	$24,707,830		198%

72.   Thus, even for the actively managed funds, where the sub-advisers are spending considerably more time than managing index funds because they are actively trying to outperform the market, Defendant takes almost twice as much as the sub-advisers from the management fee — nearly $50 million — while doing virtually none of the work.

73.   Here too, the Funds have suffered from high fees and lackluster performance. Fully half of the Funds have failed to match their stated benchmarks in 2015, even when only the cheapest share classes are considered. Moreover, the largest investors in the initial and institutional share classes of each of these funds are all Great-West Asset Allocation Funds.

DEFENDANT REAPS THE ENTIRE WINDFALL OF ECONOMIES OF SCALE, REFUSING TO PASS IT ON TO SHAREHOLDERS, IN VIOLATION OF BASIC PRINCIPLES OF ARM'S LENGTH BARGAINING

74.   Defendant's investment management agreements allow Defendant all of the benefit of economies of scale even though its costs are not asset-based and most of its sub-advisers reduce their fee as assets grow.

75.   For example, Defendant pays Putnam a declining percentage fee for sub-advising the Great-West Putnam Equity Income Fund — 40 bps on the first $250 million in assets, 35 bps on the next $250 million and 25 bps on all assets in excess of $500 million. Thus, fees received by sub-advisers are consistent with arm's length bargaining in the marketplace. However, instead of passing these reduced fees on to shareholders, Defendant keeps them for itself. Defendant collects a flat 75 bps from the Fund as a management fee with no breakpoints even though the Fund's assets have grown to $308.6 as of June 30, 2015. This cannot be the result of an arm's-length transaction between the Fund and Defendant.

76.   Defendant also receives 100% of the benefit of similar breakpoints with other sub-advisers to the Funds.

77.   American Century Investment Management, Inc. serves as the Sub-Adviser to the Great-West American Century Growth Fund. American Century charges 32 bps on the value of assets up to $750 million, but only 29 bps on the value in excess of $750 million. However, Defendant receives a flat 65 bps management fee, refusing to pass on the reduced fee to shareholders.

78.   Ariel Investments, LLC, a sub-adviser to the Great-West Ariel Mid-Cap Value Fund charges 50 bps on the first $25 million of assets, but that fee gradually declines to only 30 bps on all amounts over $100 million in the Great-West Mid Cap Value Fund. As of June 30, 2015, that fund has $142 million in assets and Great-West continues to receive their flat fee of 60 bps, refusing to pass on the reduced fee to shareholders.

79.   Federated Investment Management Company receives compensation at the rate of 15 bps on the first $100 million, 12 bps on the next $150 million, and 10 bps on all amounts over $250 million. However, Defendant receives a flat management fee of 35 bps on the $424 million in assets in the Great-West Federated Bond Fund, refusing to pass on the reduced fee to shareholders.

80.   Franklin Advisors, Inc., sub-adviser to the Great-West Templeton Global Bond Fund, receives 30 on the first $100 million, 27.5 bps on the next $200 million, and 25 bps on all amounts over $300 million. However, Defendant continues to capture the reduced fee for itself by continuing, with no breakpoints, to receive a management fee of 95 bps even as that fund has grown to $362.5 million as of June 30, 2015.

81.   George Capital Management, LLC, sub-adviser to the Great-West Real Estate Index Fund receives compensation at the rate of 8 bps of the first $100 million, and 6 bps on assets over $100 million. However, Defendant receives a flat

management fee of 35 bps even as the fund has grown to $324.4 million, refusing to pass on the reduced fee to shareholders.

82.   Goldman Sachs Asset Management, L.P., sub-adviser to the Great-West Goldman Sachs Mid Cap Value Fund receives compensation at the rate of 40 bps on the first $100 million, 35 bps on the next $600 million, and 32 bps thereafter. However, Defendant continues to receive a flat management fee of 90 bps even as the fund has grown to $605.4 million as of June 30, 2015, refusing to pass on the reduced fee to shareholders.

83.   Invesco Advisers, Inc., sub-adviser to the Great-West Invesco Small Cap Value Fund, receives compensation at the rate of 50 bps on the first $100 million, 45 bps on the next $100 million, 30 bps on the next $200 million and 20 bps thereafter. However, Defendant continues to receive a flat management fee of 105 bps, refusing to pass on the reduced fee to shareholders.

84.   J.P. Morgan Investment Management Inc., is sub-adviser to the Great-West Multi-Manager Large Cap Growth Fund and receives 35 bps on the first $500 million and 30 bps on all amounts over $500 million. However, Defendant receives a flat management fee of 65 bps, until the Fund reaches $1 billion in assets, at which point the fee reduces to 60 bps.

85.   Loomis, Sayles & Company, L.P. is the sub-adviser to the Great-West Loomis Sayles Small Cap Value Fund and receives compensation at the rate of 50 bps on the first $10 million, 45 bps on the next $15 million, 40 bps on the next $75

million and 30 bps on all amounts over $100 million. However, Defendant continues to receive a flat 60 bps management fee for the fund even as its assets have grown to $217.4 million, refusing to pass on the reduced fee to shareholders.

86.   Peregrine Capital Management, Inc. serves as the sub-adviser to the Great-West Multi-Manager Small Cap Growth Fund and receives compensation at the rate of 50 bps on the first $300 million of assets and 45 bps on assets on all amounts over $300 million. However, Defendant receives a flat management fee of 90 bps for that fund.

87.   Defendant has also failed to take advantage of economies of scale in the management of its asset allocation funds. While several of its asset allocation funds, such as the Great-West Lifetime 2015 Fund II – Class T, have seen remarkable growth in assets under management since 2010 — over 500% growth — the fees remain the same, typically 12 bps. This violates the basic principle of the investment management marketplace where arm's-length bargaining occurs, which is that fees are lower as asset size increases, especially to such a dramatic extent.

88.   Despite doing no additional work and failing in its management role, Defendant's management fees for the asset allocation funds have steadily increased, from $6,625,489 in 2012 to $9,164,626 in 2013 to $11,361,527 in 2014. These management fees are in addition to the millions of dollars of management fees received by the underlying funds in which the asset allocation funds invested.

89.   Thus, the shareholders and the Funds have not only failed to receive any benefit from the increase in assets under management, but have lost money as a result. Meanwhile, Defendant has enjoyed a greater profit from the asset based charges as assets under management have increased and its sub-advisers have given Defendant the benefit of negotiated breakpoints.

90.   Defendant has breached its fiduciary duty by failing to adequately share economies-of-scale savings with the Funds and shareholders. The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in the Funds' assets under management during recent years, without appropriately sharing those benefits with the Funds. The aggregate amount of investment advisory fees paid by the Funds has increased by more than 53% (a $40 million increase) just between 2012 and 2014.

91.   This increase in fees has not been accompanied by a proportionate increase in the services provided by Defendant or in the quality of the investment advisory services provided to Great-West shareholders. Therefore, the increase in fees paid resulted in increased profits for Defendant at the expense of the shareholders of Great-West Funds, Inc. and the Funds.

DEFENDANT ENJOYS OTHER FALL-OUT BENEFITS FROM THE FUNDS

92.   Defendant enjoys collateral benefits that accrue to the adviser because of its relationship with the Funds.

93.   Most notably, as manager of the asset allocation funds, Defendant is in a position to — and does — fill the asset allocation funds with other funds managed by itself. Though charging fees for selecting the component funds within these asset allocation funds, Defendant failed to consider funds outside its own proprietary funds. Given that Defendant uses the investments in the Asset Allocation Funds to invest in other Great-West Funds, and consequently gains fall-out benefits from boosting those funds' assets under management and fees that it generates for itself therefrom, a proper fiduciary would have agreed to a lower fee (if any fee) for managing the asset allocation funds. By selecting its own funds, Defendant made these component funds viable or more marketable and created another layer of fees for Defendant. As discussed above (¶50), the asset allocation funds are, in fact, the largest customers of the underlying mutual funds. Their inclusion in the asset allocation funds brings millions of dollars of additional investment management fees to Defendant as a result of a wholesale failure of arm's length bargaining or consideration of non-proprietary funds.

94.   In addition, Defendant's affiliate, Great-West Life and Annuity Insurance Company, receives another layer of fees — 35 bps in Administrative Services Fees — from the non-institutional share classes of each Fund.

95.   Thus, virtually all of the fees charged for many of the Funds are retained by Defendant and its affiliates.

THE FEES DEFENDANT CHARGES TO THE FUNDS ARE NOT NEGOTIATED AT ARM'S LENGTH

96.   Defendant's breach of fiduciary duty is further evidenced by the effort for its benefit Defendant displayed in the negotiation of the investment advisory fees Defendant charged the Funds. The Board has consistently approved the Investment Advisory Agreement, including the investment advisory fee rates, despite: (i) Defendant's mark-up of as much as 2,600% over the fees paid by Defendant to the Sub-advisers for providing virtually all of the investment advisory and administrative services required of Defendant under the Management Agreement; (ii) the minimal services performed and minimal costs assumed by Defendant; (iii) collateral benefits to Defendant, including selecting its own funds, with their fees, as underlying investments of the asset allocation funds, therefore also propping up those funds and making them viable; (iv) the orders of magnitude increase in the fund's assets under management; and (v) Defendant's failure to share with the Funds the benefits of economies of scale resulting from the increased asset size. The Board rubber-stamped investment management fees to Defendant for the asset allocation funds even though Defendant charged management fees simply for the "service" of purchasing its own Funds as the underlying investments of the asset allocation funds. The Board rubber-stamped management fees of all 63 funds regardless of the performance history of the Fund or of the underlying sub-adviser. The Board also rubber-stamped management fees even though many of the funds with the highest fees approved for Great-West were index funds requiring

minimal oversight of the selected sub-adviser and expressly managed without intent to add value by outperforming the given index.

97.   Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Funds that are so disproportionately large that they bear no reasonable relationship to the services provided by Defendant and could not have been the product of arm's-length bargaining.

98.   The Board's approval of these fees is irrelevant given all considerations in this case, including that the Board is also the Board for the underlying Funds, that the Board was not disinterested in setting adviser compensation, that the Board failed to negotiate breakpoints even where Defendant received the benefit of breakpoints from its sub-advisors, and that the Board benefitted from Defendant's inclusion of unnecessarily expensive and poor performing proprietary funds.

99.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty, the Funds sustained millions of dollars in damages.

100.   Plaintiff seeks to recover, on behalf of and for the benefit of all shareholders, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the shareholders and the funds to Defendant, the investment returns that would have accrued to the shareholders and the funds had those fees remained in the portfolios and available for investment.

101.   Given the above facts, the Funds' board apparently were not fully informed and did not act independently or conscientiously in approving Defendant's fees.

PRAYER FOR RELIEF

Plaintiff prays for relief and judgment on behalf of and for the benefit of the shareholders and the Funds as follows:

- Declare that Defendant has violated Section 36(b), 15 U.S.C. §80a-35(b), through the receipt of excessive investment advisory fees from the Funds;

- Permanently enjoin Defendant from further violations of Section 36(b);

- Award compensatory damages against Defendant, including repayment to the Funds of all excessive and unlawful investment advisory fees paid to Defendant by the Funds from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon at the rate of return of the respective Funds;

- Rescind the Investment Advisory Agreement between Defendant and the Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the excessive investment advisory fees paid to Defendant by the Fund from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon;

- Award Plaintiff reasonable attorneys' fees, expert witness fees, and costs from the fund recovered in this action such other items as may be allowed to the maximum extent permitted by law; and

- Award such other and further relief as the Court may deem just and proper.

**JURY TRIAL DEMANDED**

Plaintiff demands a trial by jury.

January 29, 2016   Respectfully submitted,

/s/   Jerome J. Schlichter
SCHLICHTER, BOGARD & DENTON LLP
Jerome J. Schlichter
Michael A. Wolff
Mark G. Boyko *(admission pending)*
Sean E. Soyars *(admission pending)*
100 South Fourth Street
St. Louis, Missouri 63102
Telephone: (314) 621-6115
Facsimile: (314) 621-7151
Email: JSchlichter@uselaws.com
MWolff@uselaws.com
MBoyko@uselaws.com
SSoyars@uselaws.com

Attorneys for Plaintiffs